Exhibit 99.1

Gix Internet: Quantum X Labs Launches End-to-End Quantum Error Correction Program at the Israeli Quantum Computing Center Operated by Quantum Machines

Quantum X Labs initiates hardware experiments intended to integrate quantum processor characterization, circuit execution and decoding into a unified workflow, marking a key milestone in its development efforts toward real-time quantum error correction

TEL AVIV, Israel – October 26, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced that Quantum X Labs Inc. (Nasdaq: QXL) (“Quantum X Labs” or “QXL”), in which Gix holds approximately 13% (2,818,585 shares), has announced the launch of its end-to-end Quantum Error Correction (QEC) program on the Arbel superconducting quantum processor at the Israeli Quantum Computing Center (IQCC), operated by Quantum Machines.

Quantum X Labs believes the program represents an important technological milestone in its efforts to develop an integrated quantum error correction architecture designed to improve the reliability and scalability of quantum computing systems.

Quantum X Labs has initiated its first hardware experiments on the Arbel processor, establishing the foundation for a unified workflow that connects quantum device characterization, circuit execution and error decoding. By bringing these capabilities together on actual quantum computing hardware, QXL aims to advance beyond isolated error correction components toward a comprehensive system capable of identifying, processing and correcting quantum errors within a coordinated operational framework.

Quantum error correction is widely regarded as one of the critical technological challenges facing the quantum computing industry. Quantum processors are inherently sensitive to environmental interference, imperfect operations and other sources of noise that can introduce errors during computations. Overcoming these limitations is essential to the development of reliable, fault-tolerant quantum computers capable of executing increasingly complex algorithms.

Quantum X Labs’ program is designed to address this challenge through an integrated architecture connecting three essential technological layers:

Quantum Device Characterization and Calibration: Analyzing processor behavior, identifying hardware-specific noise characteristics and generating information that can support improved quantum operations.

Quantum Control and Circuit Execution: Integrating characterization data into the execution and control workflow to support more effective operation of quantum circuits on physical hardware.

Noise-Aware Quantum Error Decoding: Applying QXL’s developing quantum error correction decoder to interpret error information and identify appropriate corrections, with the objective of ultimately supporting real-time operation.

The initial experiments on the Arbel superconducting processor establish the hardware foundation for this architecture, with the next phase focused on incorporating QXL’s noise-aware decoder directly into the operational workflow.

Quantum X Labs intends to develop its end-to-end quantum error correction workflow in collaboration with control-system and accelerated-computing partners, with the objective of connecting quantum hardware operations and classical computational processing into a coordinated system.

This approach is intended to address one of the fundamental requirements of fault-tolerant quantum computing: the ability to process error information rapidly enough to support quantum operations as they occur.

Quantum X Labs’ development roadmap calls for progressively integrating processor characterization, quantum control and accelerated decoding capabilities, ultimately targeting a closed-loop architecture in which error information generated by the quantum processor can be analyzed and translated into corrective actions with minimal latency.

Quantum X Labs believes that quantum error correction will play an increasingly important role as the industry transitions from experimental quantum processors toward larger, more reliable and commercially useful quantum computing systems.

Rather than developing decoding algorithms solely through theoretical models and simulations, Quantum X Labs’ approach emphasizes validation and integration with real quantum hardware, enabling its technologies to be evaluated against the operational characteristics and noise profiles of physical quantum processors.

The program also reflects Quantum X Labs’ broader strategy of developing technologies that can operate across different quantum computing architectures, combining quantum software, advanced algorithms, error correction and classical accelerated computing to support the emerging quantum computing ecosystem.

Quantum X Labs views the launch of experiments at IQCC as an important first hardware milestone in this development effort. The initial stage does not constitute a demonstration of real-time quantum error correction or fault-tolerant quantum computation, both of which remain objectives of subsequent development phases.

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

About Quantum X Labs Inc.

Quantum X Labs Inc. and its subsidiaries are focused on quantum technology, digital advertising and computing and enterprise artificial intelligence (AI) solutions. Quantum X Labs Ltd. is focused on developing and promoting quantum algorithms for the transportation, drug discovery and security segments as well as developing quantum- based GPS replacement and quantum atom accuracy solutions. Gix Media develops a variety of technological software solutions, which perform automation, optimization and monetization of internet campaigns, for the purposes of acquiring and routing internet user traffic to its customers. Metagramm is a developer of grammatical error correction software and offers tools for writing and reviewing, grammar, spelling, punctuation and style features, as well as translation and multilingual dictionaries, using artificial intelligence and machine learning technology.

For more information about Quantum X Labs, visit https://quantumxlabs.xyz/

About deliverz.ai

deliverz.ai is defining the future of healthcare logistics automation with an end-to-end, AI-powered orchestration platform that unifies autonomous robots, human transport teams, and hospital workflows into a single intelligent system. Robot-agnostic and built to scale, deliverz.ai automates and optimizes logistics across any workflow and within any environment, increasing throughput, reducing costs, and improving both patient and staff experience. Delivered through a flexible Software as a Service (SaaS) and Robotics as a Service (RaaS) model, deliverz.ai provides the intelligent logistics backbone for hospitals, making operations smarter, faster, and patient-centered. For more information, visit https://www.deliverz.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses QXL’s plans and objectives regarding the development and integration of its quantum error correction technologies, including its plans to incorporate its noise-aware decoder into an operational workflow; collaborate with control-system and accelerated-computing partners; integrate processor characterization, quantum control and accelerated decoding capabilities; develop a closed-loop architecture capable of analyzing error information and translating it into corrective actions with minimal latency; and ultimately support real-time quantum error correction and fault-tolerant quantum computation. There can be no assurance that these development efforts will be successfully completed, that the technologies will achieve the intended results or operate with the required speed or accuracy, or that they will be successfully validated, commercialized or adopted. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. For a description of risks affecting QXL, reference is made to QXL’s filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites. IBM, IBM Quantum and the names of IBM quantum processors are trademarks of International Business Machines Corporation; IBM is not affiliated with, and has not endorsed, Gix, QXL or the results described in this press release.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com